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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        -------------------------------

                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                NTS-PROPERTIES VI
                       (NAME OF SUBJECT COMPANY (ISSUER))

                     NTS-PROPERTIES VI (OFFEROR AND ISSUER)
                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E407
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    J.D. NICHOLS, MANAGING GENERAL PARTNER OF
                    NTS-PROPERTIES ASSOCIATES VI AND MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800

                  (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

| | Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    |X| third-party tender offer subject to rule 14d-1.
    |X| issuer tender offer subject to rule 13e-4.
    | | going private transaction subject to Rule 13e-3.
    | | amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |


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         This Amendment No. 2 dated August 31, 2001 supplements and amends the
Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 2001 by NTS-Properties VI, a Maryland limited partnership (the "Partnership"), ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (collectively, the "Offerors"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 200 limited partnership interests in the Partnership (the "Offer"). The Original Statement was subsequently amended by filing Amendment No. 1 on July 30, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment No. 2 amends the Original Statement by including a copy of a notice to the Partnership's limited partners dated August 31, 2001, which is attached as an exhibit to this Amendment No. 2, and which provides answers to questions commonly asked by limited partners regarding the Offer.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(1)(viii) Notice sent by the Partnership to limited partners dated
                      August 31, 2001.






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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 31, 2001           NTS-PROPERTIES VI, a Maryland limited
                                partnership


                                By:  NTS-PROPERTIES ASSOCIATES VI
                                     General Partner



                                By:  /S/ J. D. NICHOLS
                                     --------------------------------------
                                     J.D. Nichols, Managing General Partner



                                ORIG, LLC, a Kentucky limited liability company.


                                By:  /S/ J. D. NICHOLS
                                     --------------------------------------
                                     J.D. Nichols, Manager



                                /S/ J. D. NICHOLS
                                -------------------------------------------
                                J. D. Nichols, individually



                                /S/ BRIAN F. LAVIN
                                -------------------------------------------
                                Brian F. Lavin, individually





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                                    EXHIBITS



EXHIBIT
NUMBER             DESCRIPTION
------             -----------
(a)(1)(viii)       Notice sent by the Partnership to Limited Partners dated
                   August 31, 2001.













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